DAVIS & ASSOCIATES
(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES	NEWPORT BEACH
Ritz Carlton Annex	Balboa Bay Club Annex
(310) 823-8300/fax (310) 301-3370	(949) 631-1142

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

January 21, 2011

Mr. Christopher Chase
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Frozen Food Gift Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-165406

Dear Mr. Chase,

We have been employed by Frozen Food Gift Group, Inc. (the “Company”), to represent them in connection with this Amendment No. 2 to their Forms S-1 registration Statement, Amendment No. 1 for which was filed in May of 2010.

I am responding to your letter of comments dated May 26, 2010.  Amendment No 2 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match and are in response to the numbered paragraphs in your letter.

1.  The Company does indeed have modest revenues at this date, and the various sections of the registration statement have been amended accordingly.

2.  Complied with.

3.  Complied with.

4.  Risk Factor deleted.

5.  Complied with.

6.  This discussion has been expanded.

7.  Complied with.

8.  This disclosure has been clarified.

9.  The source of the $30,000 has been described.  Company management has no way of knowing whether the lender or any other person will lend the Company money in the future.  Speculation about such a possibility would likely be misleading.

10.  This disclosure has been made.

11.  This disclosure has been addressed.  After due consideration, the Company’s Board of Directors has determined to value the shares at $0.001, per share, which the Company believes is a realistic value given the facts that the Company is a development stage company with modes revenues and that the shares bear a private placement restriction.

12.  The 40 million shares issued to Mr. Irwin have be revalued as a more realistic value of $0.001 per share, as determined by the Board of Directors, which  believes this is a realistic value given the facts that the Company is a development stage company with modes revenues and that the shares bear a private placement restriction.  The Summary Compensation table has been revised accordingly.

The setting of the level of compensation for executive officers is within the purview and discretion of the Board of Directors under the business judgment rule, and the Board met and authorized the compensation indicated.

13.  Please see revised note that has been corrected to remove references to SFAS 128 and SFAS 109.

14.  Complied with. Financial statements for the nine months ended September 30, 2010 have been included.

15.  We have made corresponding changes to comply with this comment.

16.  Complied with.

17.  Complied with.  We relied on Section 4(2) in all cases, even though a Regulation D notice was subsequently filed as a precaution.

18.  We relied on Section 4(2) in all cases, even though a Regulation D notice was subsequently filed as a precaution.

If you desire more information or have questions, please contact me direct on my cell phone at 213-400-2007.

We appreciate your assistance in this matter.

Very Truly Yours,

Donald G. Davis